Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

November 15, 2023

Via EDGAR Filing

Ms. Thankam A. Varghese

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2366

Core Four 60/40 Allocation Portfolio, Series 25

File Nos. 333-274674 and 811-03763

Dear Ms. Varghese:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2366, filed on September 25, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four 60/40 Allocation Portfolio, Series 25 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Rather than providing an open-ended list of potential investments in the principal investment strategy, please disclose concretely the actual investments of the trust. Alternatively, supplement the open-ended list by also disclosing the actual investments as of the date of deposit. Please also ensure that the “Principal Risks” section only covers the risks associated with the trust’s principal investments at the date of deposit.

Response:       Once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The “Principal Risks” section will be revised to match this list, as appropriate.

2.        Please disclose how the trust is defining “high income” in the first sentence under the “Income Sleeve” section.

Response:       The referenced sentence will be revised as follows:

Approximately 30% of the trust portfolio will constitute securities that seek to deliver high income, meaning a greater than average income generation as described below.

The following sentence will be added as the third sentence under the “Income Sleeve” section:

The selected equity securities will have greater dividend yields than the average yield of a broad based U.S. stock benchmark while the selected fixed income ETFs will have greater current dividend yields than the average yield of a broad based U.S. fixed income benchmark.

3.       Please briefly disclose how the trust is defining “attractive valuations” and “company fundamentals” in the second sentence under the “Income Sleeve” section.

Response:       The referenced sentence will be revised as follows:

The sponsor will select higher dividend-yielding, U.S.-listed equity securities with attractive valuations and company fundamentals (including positive earnings, analysis of debt to equity leverage and comparison of current price to potential cash flow generation), and dividend growth rates (for approximately 20% of the trust portfolio), and higher yielding fixed income asset classes accessed through ETFs (approximately 10% of the trust portfolio).

4.        Please briefly disclose how the trust is defining “macro and sector views” in the last sentence under the “Income Sleeve” section.

Response:       The referenced sentence will be revised as follows:

The sponsor focuses on macro and sector views (including economic, interest rate and yield curve projections and insights into individual fixed income sectors) when selecting ETFs that it believes hold higher yielding fixed income asset classes.

5.        Please disclose what the “minimum number of years” is in the first sentence under the “Growth of Income Sleeve” section.

Response:       The referenced sentence will be revised as follows:

Approximately 20% of the trust portfolio will hold U.S.-listed equity companies that have shown the historical ability and willingness to increase their dividend distributions annually for a minimum number of years (five years for small- or mid-capitalization companies and ten years for large-capitalization companies).

6.        Please briefly disclose how the trust is defining “attractive valuations” and “financial strength” in the second sentence under the “Growth of Income Sleeve” section.

Response:       The referenced sentence will be revised as follows:

The companies selected for this sleeve have attractive valuations (based on measures such as price-to-earnings, price-to-book and price-to-cash-flow), financial strength (based on the quality of the company’s balance sheet), history of growth and profitability, and dividend growth rates.

7.        Please briefly disclose how the trust is defining “attractive valuations,” “cash-flow adequacy,” “history of growth” and “industry leadership positions” in the first sentence under the “Capital Appreciation Sleeve” section.

Response:       The referenced sentence will be revised as follows:

Approximately 20% of the trust portfolio seeks to provide growth of principal by investing in large-cap, U.S.-listed “blue chip” growth companies with attractive valuations (based on measures such as price-to-earnings, price-to-book and price-to-cash-flow relative to the company’s competitors as well as to the market as a whole), cash-flow adequacy (companies with recent earnings and operating cash-flow significantly higher than the dividends paid as of the company’s most recent financial reporting period), a history of growth and profitability (above average growth of dividends, sales and earnings), and industry leadership positions (companies that have a strong competitive position among their peers based on sales growth and market share).

Investment Summary — Principal Risks

8.       Please include principal risk disclosure about the following investments identified in the “Principal Investment Strategy” section or explain why it is not appropriate: ADRs, GDRs, New York Registry Shares, real estate investment trusts, foreign debt, corporate bonds, senior loans and municipal bonds.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio as of the date of deposit. If the trust invests a significant amount of its portfolio in any of the listed securities, the corresponding risk disclosures will be added to the “Principal Risks” section.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren